

April 23, 2012

Via Facsimile

Mr. Steven L. Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd., Suite 3010
Las Vegas, NV 89118

> **Re:** **Ideal Financial Solutions, Inc.**
> **Form 8-K, Item 4.01 & Item 4.02**
> **Filed April 12, 2012**
> **Amendment No. 1 to Form 8-K, Item 4.01 & Item 4.02**
> **Filed April 19, 2012**
> **File No. 000-53922**

Dear Mr. Sunyich:

We have reviewed your amendment dated April 19, 2012 in connection with the above-referenced filings and have the following comments.

Please respond to this letter within five business days by submitting a written response and amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 16, 2012.

1. As requested on page 2 in our comment letter dated April 16, 2012, please provide a written response, signed by the company's management that acknowledges each of the following:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Steven L. Sunyich
Ideal Financial Solutions, Inc.
April 23, 2012
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   We have reviewed the revisions to the paragraph that begins with "Other than as follows…" It does not appear that you have complied with prior comment 2 in its entirety. Amend your filing to include the information required by Item 304(a)(1)(iv)(B) and (C). In this regard, you must state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant. Further, you must state whether you have authorized the former accountant to respond fully to inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reasons therefore.

3.   We note that the resignation letter of the former auditors states that they are "no longer willing to rely on representations from [your] management." Please tell us whether the disagreement regarding the treatment of the four companies is the sole reason for the former auditor's unwillingness to rely on management's representations and be associated with [your] financial statements. If this disagreement is not the sole reason for your former auditor's position, please provide the disclosures required by Item 304(a)(1)(iv) for reasons other than the disagreement already disclosed.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding your Item 4.01 disclosures. You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding your Item 4.02 disclosures. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief